UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): August 5, 2019

WEB BLOCKCHAIN MEDIA, INC.
(Exact name of issuer as specified in its charter)

COLORADO	84-1293864
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3940 Laurel Canyon Blvd #160, Studio City, CA 91604
(Full mailing address of principal executive offices)

(310) 954-1881

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Shares

Item 9. Other Events

On August 2, 2019, the Company filed Articles of Amendment (the “Amendment”) with the Secretary of State of the State of Colorado to change its name from Web Global Holdings, Inc. to Web Blockchain Media, Inc. (the “Name Change”). Pursuant to the terms of the Amendment, the Name Change became effective on August 6, 2019. The Company’s board of directors and its majority shareholders approved the Name Change on June 28, 2019.

In addition, on August 5, 2019, the Company filed a Statement of Correction to correct the Company’s Articles of Incorporation, as currently in effect, so that the spelled out number of authorized shares of Preferred Stock in Article Four matches the numerical number of shares of Preferred Stock written immediately after it of “100,000,000” (the “Correction”). The Correction became effective upon filing.

Exhibit	Name

2.1	Articles of Amendment (Name Change), effective as of August 6, 2019.

2.2	Statement of Correction, effective as of August 5, 2019.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WEB BLOCKCHAIN MEDIA, INC.

Date: August 6, 2019	By:	/s/ Steve Slome
	Name:	Steve Slome
	Title:	CEO

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